Filed by The McClatchy Company Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Knight-Ridder, Inc.

Commission File No.: 001-07553

Registration Statement No.: 333-133321

This filing consists of a press release issued by The McClatchy Company on June 26, 2006.

Contacts for The McClatchy Company:

Investors: Elaine Lintecum

916-321-1846

Press: Ellen Gonda or Christina Stenson

Brunswick	Group
212-333-3810

McClatchy to Complete Acquisition of Knight Ridder This Week

Appoints Tony Ridder and Dr. Kathleen Feldstein to Board

SACRAMENTO, CA, and SAN JOSE, CA. June 26, 2006 – The McClatchy Company (NYSE: MNI) of Sacramento, CA announced that it expects to complete its acquisition of Knight-Ridder, Inc. (NYSE: KRI) of San Jose, CA, on Tuesday, June 27, following today’s approval of the transaction by Knight Ridder’s shareholders. McClatchy will then become the nation’s second-largest newspaper company measured by daily circulation, publishing 32 daily newspapers with a combined circulation of 3.3 million.

“This week is a landmark for McClatchy and the newspaper industry,” said Gary Pruitt, Chairman and Chief Executive Officer of McClatchy. “Combining our journalism and proven newspaper operations with 20 additional quality newspapers in high-growth markets positions McClatchy as a leader in the media business. We look forward to doing more of what we do best: serving communities from Anchorage to Miami with independent, public-interest journalism in an age when the appetite for good information is greater than ever.”

McClatchy has been advised that the U.S. Department of Justice (DOJ) has approved a consent decree requiring McClatchy to divest Knight Ridder’s St. Paul (MN) Pioneer Press newspaper to avoid antitrust concerns in the Twin Cities, where McClatchy already owns the (Minneapolis) Star Tribune. McClatchy’s commitment to divest the Pioneer Press consistent with the terms of the consent decree will end the DOJ’s antitrust review of McClatchy’s acquisition of Knight Ridder and clear the way for McClatchy to complete this transaction.

In accordance with the terms of the acquisition agreement, McClatchy will add two Knight Ridder directors to its board: Tony Ridder, former Knight Ridder Chairman and Chief Executive Officer, and Dr. Kathleen Feldstein, President of Economics Studies, Inc., a private consulting firm. With the appointments, McClatchy’s board will expand from 14 to 16 members.

“I am honored to join McClatchy’s Board of Directors,” said Ridder. “It is my firm belief that the future of newspapers is extraordinarily bright, and McClatchy is best positioned in the industry to chart a successful path for the papers and employees that I care so deeply about.” He is expected to serve a transitional term of one-to-two years on the board.

“I am pleased to be able to remain involved with these 20 Knight Ridder newspapers and to have an active role in advancing the important work of the new McClatchy Company,” Feldstein said.

“These directors, both of whom served as members of Knight Ridder’s Executive Committee, bring deep background knowledge that will be valuable in helping us guide the transition of the former Knight Ridder papers into the McClatchy culture,” Pruitt said. “We are delighted to have them join our board.”

Ridder was named Chairman and CEO of Knight Ridder in 1995, served as company president beginning in 1989 and joined the corporate staff as president of the Newspaper Division in 1986. Ridder began his career with Knight Ridder when he joined the Aberdeen American News in 1962. Ridder serves on the advisory board of the Center for Economic Policy Research at Stanford University, is a trustee of the Silicon Valley Leadership Group and is a past chairman of the Newspaper Association of America.

Feldstein joined the Knight Ridder board in 1998 and has been President of Economics Studies, Inc., a private consulting firm in Massachusetts, since 1987. She received a PhD in economics from the Massachusetts Institute of Technology and a B.A. from Radcliffe College. She specializes in fiscal and monetary policy and the impact of government economic activity. She serves on the boards of BellSouth and BlackRock Closed End Funds and is Chairman of the Board of McLean Hospital in Belmont, Mass.

Feldstein and Ridder have been elected to the board as two of four members representing Class A (public) shares; two former Class A Directors, S. Donley Ritchey and Leroy Barnes, will now serve as two of 12 members representing Class B shares, which are held by McClatchy family members.

Earlier Monday, McClatchy announced a definitive agreement to sell the Wilkes-Barre (PA) Times Leader to the newly formed Wilkes-Barre Publishing Company. “With this sale, we have reached agreements on all 12 papers we intended to divest, and did so ahead of closing the acquisition of Knight Ridder,” Pruitt said. “We know all these buyers have the long-term best interests of the communities, publications and employees at heart.”

In all, McClatchy stands to receive about $2.1 billion from buyers of the 12 papers, a total that represents a multiple of 11 times their trailing 12-month cash flows. McClatchy’s acquisition of Knight Ridder represented about 9.5 times cash flow for the company. “These full, fair prices came in very much within our range of expectations, and we are very pleased with the result of the sales,” Pruitt said.

Proceeds from the divestitures will be used to pay down debt from the Knight Ridder acquisition.

The company expects to close sales on six of the divestiture sales this week, including two newspapers in Philadelphia, the Inquirer and Daily News; the Duluth (MN) News Tribune; the Grand Forks (ND) Herald; the Aberdeen (SD) American News; and the Ft. Wayne (IN) News-Sentinel and a 75% interest in the Fort Wayne Joint Operating Agency. Closing of sales involving six other newspapers are pending: sales of the Akron (OH) Beacon Journal and Wilkes-Barre (PA) Times Leader are expected to be complete in July; and a four-paper sale to MediaNews Group and Hearst Corp., involving the San Jose Mercury News, Contra Costa Times and Monterey Herald in California and the St. Paul (MN) Pioneer Press is being reviewed by the DOJ. McClatchy is responding actively to assist that inquiry and is working to close the MediaNews/Hearst transaction as quickly as possible.

Background to the Transaction

Upon closing of the Knight Ridder acquisition and the completion of the divestitures, the McClatchy Company will include 32 daily newspapers and approximately 50 non-dailies. Papers added through this transaction include the Miami Herald, Kansas City Star, Fort Worth Star-Telegram and Charlotte Observer. They will join McClatchy’s 12 papers serving cities including Minneapolis, MN; Sacramento, CA; and Raleigh, NC. In addition, McClatchy combined with Knight Ridder has an expanded network of valuable internet assets.

On March 13, 2006, The McClatchy Company announced a definitive agreement to acquire Knight-Ridder, Inc. At the time, Knight Ridder published 32 daily newspapers in 29 U.S. markets, with a circulation of 3.4 million daily and 4.5 million Sunday, along with a variety of investments in internet and technology companies.

As part of that announcement, McClatchy said it planned to sell 11 of the acquired newspapers that do not fit with the company’s longstanding operating strategies and acquisition criteria, and to sell the St. Paul Pioneer Press due to anticipated antitrust concerns involving McClatchy’s Minneapolis Star Tribune.

On April 26, 2006, the McClatchy Company announced a definitive agreement with MediaNews Group, Inc. (MediaNews) and The Hearst Corporation (Hearst) under which the companies will pay McClatchy $1.0 billion in cash to acquire four newspapers. MediaNews will purchase two northern California papers, the San Jose Mercury News and Contra Costa Times, and Hearst will acquire the Monterey (CA) Herald and the St. Paul Pioneer Press in St. Paul, Minnesota.

On May 23, 2006, McClatchy announced a definitive agreement to sell Philadelphia Newspapers, Inc. (PNI) to Philadelphia Media Holdings LLC (PMH) in a transaction valued at $562 million. The purchase covers the Philadelphia Inquirer and Philadelphia Daily News, both daily newspapers, and related media assets including philly.com.

On June 7, 2006, McClatchy announced definitive agreements to sell The News-Sentinel, a 75% stake in the Fort Wayne Joint Operating Agency and certain publications and web sites related to the newspaper to The Nutting Company, Inc.; to sell the Akron Beacon Journal to Sound Publishing Holdings, Inc.; and to sell the Duluth News Tribune and the Grand Forks Herald to Forum Communications Company (Forum Communications). Total proceeds from the five sales were about $450 million.

On June 26, 2006, McClatchy announced a definitive agreement to sell the (Wilkes Barre) Times Leader and certain publications and web sites related to the newspaper to The Wilkes-Barre Publishing Company Inc., a firm newly formed by Richard L. Connor in partnership with local Wilkes-Barre investors and HM Capital Partners, LLC.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this press release regarding the proposed transactions between McClatchy and each of Knight Ridder, MediaNews, Hearst, The Nutting Company, Inc., Forum Communications Company, Sound Publishing Holdings, Inc., Philadelphia Media Holdings LLC and The Wilkes-Barre Publishing Company Inc., the expected timetable for completing the transactions, expiration of the applicable antitrust waiting periods, future financial and operating results, benefits and synergies of the transactions, the divestiture plan, future opportunities for the company, the composition and size of McClatchy’s board of directors, the use of proceeds from the divestitures and any other statements about management’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the transactions, the ability of McClatchy to successfully integrate Knight Ridder’s operations and employees; the ability to realize anticipated synergies and cost savings; and the other factors described in McClatchy’s Annual Report on Form 10-K for the year ended December 25, 2005 and the final Prospectus/Proxy Statement/Information Statement contained in McClatchy’s Registration Statement on Form S-4 (Registration No. 333-133321). McClatchy disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document.

IMPORTANT ADDITIONAL INFORMATION

On May 10, 2006, McClatchy filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-133321) containing a final Prospectus/Proxy Statement/Information Statement regarding the proposed transaction between McClatchy and Knight Ridder. Investors and security holders of McClatchy and Knight Ridder are urged to read the Prospectus/Proxy Statement/Information Statement carefully because it contains important information about McClatchy, Knight Ridder, the transaction and related matters. The Prospectus/Proxy Statement/Information Statement was mailed on or about May 15, 2006 to stockholders of McClatchy and shareholders of Knight Ridder. Investors and security holders can obtain additional free copies of the Registration Statement and the Prospectus/Proxy Statement/Information Statement and other documents filed with the SEC by McClatchy and Knight Ridder through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders can obtain additional free copies of the Registration Statement and the Prospectus/Proxy Statement/Information Statement from McClatchy by contacting Investor Relations at www.mcclatchy.com, by mail to 2100 Q Street, Sacramento, CA 95816 or by telephone at 916-321-1846 or from Knight Ridder by contacting Investor Relations at www.knightridder.com, by mail to Suite 1500, 50 W. San Fernando St., San Jose, CA 95113 or by telephone at 408-938-7838.

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